UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2010

Commission File Number  000-50112

Newcastle Resources Ltd.
(Translation of registrant’s name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia  V6C 2B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - [ ]

NEWCASTLE RESOURCES LTD.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

September 30, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for review of interim financial statements by an entity’s auditor.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
INTERIM BALANCE SHEETS
September 30, 2010 and December 31, 2009
(Unaudited – Prepared By Management)

	September 30,	December 31,
ASSETS	2010	2009

Current
Cash and cash equivalents	$428,135	$90,212
Amounts receivable	6,492	931
	434,627	91,143
Mineral property – Note 4	1	1

	$434,628	$91,144

LIABILITIES

Current
Accounts payable and accrued liabilities	$31,640	$21,893
Advances payable – Notes 5 and 10	77,205	194,139
Loan payable – Notes 5 and 10	-	65,938

	108,845	281,970

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Share capital – Note 6	9,292,616	8,827,569
Contributed surplus	236,808	236,808
Deficit	(9,203,641)	(9,255,203)

	325,783	(190,826)

	$434,628	$91,144

Nature and Continuance of Operations – Note 2
Subsequent Events – Note 10

APPROVED ON BEHALF OF THE BOARD:

“John Toljanich”	Director	“Brent Petterson"	Director
John Toljanich		Brent Petterson

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
for the three and nine months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

General and administrative expenses
Accounting and audit fees	$-	$750	$850	$5,835
Consulting fees – Note 7	5,803	-	6,803	9,880
Interest and bank charges	12	79	61	523
Legal fees	32,572	2,806	52,502	35,556
Management fees – Note 7	9,000	9,000	27,000	24,000
Property investigations	-	-	625	-
Rent, office and administration	1,517	2,823	4,749	6,287
Transfer agent and filing fees	5,803	1,693	15,283	18,054
Travel and entertainment	119	346	1,059	781

Loss before other items	(54,826)	(17,497)	(108,932)	(100,916)

Other items
Gain on forgiveness of loan payable	66,485	-	66,485	-
Gain on option of mineral property	(308)	-	87,648	154,802
Gain on sale of marketable securities	5,265	22,423	5,265	22,423
Unrealized gain on marketable securities	(12,600)	(25,200)	-	-
Foreign exchange gain	848	17,323	1,096	33,343

Net income (loss) for the period	4,864	(2,951)	51,562	109,652

Deficit, beginning of the period	(9,208,505)	(9,222,256)	(9,255,203)	(9,334,859)

Deficit, end of the period	$(9,203,641)	$(9,225,207)	$(9,203,641)	$(9,225,207)

Basic and diluted income (loss) per share	$0.00	$(0.00)	$0.02	$0.09

Weighted average number of shares outstanding	5,074,012	1,258,795	2,544,509	1,258,795

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Operating Activities
Net income (loss) for the period	$4,864	$(2,951)	$51,562	$109,652
Add (deduct) items not affecting cash:
Gain on forgiveness of loan payable	(66,485)	-	(66,485)	-
Gain on option of mineral property	308	-	(87,648)	(154,802)
Gain on sale of marketable securities	(5,265)	(22,423)	(5,265)	(22,423)
Unrealized gain on marketable securities	12,600	25,200	-	-
Foreign exchange on advances and loans	(848)	(17,324)	(1,096)	(33,359)

	(54,826)	(17,498)	(108,932)	(100,932)
Changes in non-cash working capital items related to operations:
Amounts receivable	(4,296)	1,841	(5,561)	3,347
Accounts payable and accrued liabilities	13,251	(2,206)	9,747	(51,582)

	(45,871)	(17,863)	(104,746)	(149,167)
Financing Activities
Common shares issued for cash	349,756	-	349,756	-
Advances payable	-	-	-	30,050

	349,756	-	349,756	30,050

Investing Activities
Proceeds on sale of marketable securities	93,465	100,823	93,465	100,823
Mineral property option payment	-	-	-	100,000
Mineral property costs	(308)	-	(552)	(1,074)

	(93,157)	100,823	92,913	199,749

Increase in cash during the period	397,042	82,960	337,923	80,632

Cash and cash equivalents, beginning of the period	31,093	28,026	90,212	30,354

Cash and cash equivalents, end of the period	$428,135	$110,986	$428,135	$110,986

Non-cash Transactions – Note 9

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
for the year ended December 31, 2009
and for the nine months ended September 30, 2010
 (Unaudited – Prepared by Management)

	# of Issued
	Common		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2008	1,258,795	$8,827,569	$236,808	$(9,334,859)	$(270,482)

Net income for the year	-	-	-	79,656	79,656

Balance, December 31, 2009	1,258,795	8,827,569	236,808	(9,255,203)	(190,826)

Private placement at US$0.05	9,000,000	465,047	-	-	465,047

Net income for the period	-	-	-	51,562	51,562

Balance, September 30, 2010	10,258,795	$9,292,616	$236,808	$(9,203,641)	$325,783

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited – Prepared by Management)

Note 1             Interim Reporting

These interim financial statements are unaudited however they include all adjustments which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented.  All amounts included in financial statements are expressed in Canadian dollars unless otherwise indicated.  It is suggested that these interim financial statements be read in conjunction with the Company’s audited December 31, 2009 annual financial statements.

Note 2             Nature and Continuance of Operations

Newcastle Resources Ltd. (“the Company”) was incorporated in the Province of Ontario, Canada and its common shares are listed for trading in the United States.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.  The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

At September 30, 2010, the Company had working capital of $325,782 and had an accumulated deficit of $9,203,641 which has been financed primarily by the issuance of equity.  These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and its liabilities in the normal course of business.  The ability of the Company to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet its future exploration commitments and to complete the development of its properties and/or realize proceeds from the sale of one or more of the properties.  These financial statements do not reflect any adjustments related to carrying values and classification of assets and liabilities which would be necessary should the Company be unable to continue as a going concern.

Note 3	Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The more significant areas requiring the use of estimates relate to recoverability or valuation of mineral properties, the valuation of stock-based compensation and future income tax asset valuation allowances. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances.   However, actual results may differ from the estimates.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited – Prepared by Management)

Note 3             Significant Accounting Policies – (cont’d)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.  Cash and cash equivalents include an investment in a redeemable guaranteed investment certificate (“GIC”) with an interest rate of prime minus 2.0% per annum.  At September 30, 2010, the fair value of the GIC was $20,000 (December 31, 2009 - $80,000).

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

Asset Retirement Obligations

The Company follows the Canadian Institute of Chartered Accountants' Handbook Section 3110 "Asset Retirement Obligations" in accounting for its resource properties.  This standard requires liability recognition for retirement obligations associated with the Company's mineral properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as mineral properties.  As at September 30, 2010 and December 31, 2009, the Company did not have any asset retirement obligations.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited – Prepared by Management)

Note 3             Significant Accounting Policies – (cont’d)

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of which the carrying amount of the asset exceeds the fair value of the asset.

Foreign Currency Translation

The accounts of the Company are stated in Canadian dollars.  Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary balance sheet accounts are translated into Canadian dollars at the exchange rate in effect on the transaction date.  Expenses are translated into Canadian dollars at the exchange rate in effect on the transaction date.

Stock-based Compensation

The Company accounts for the granting of stock options and direct awards of stock to employees, directors and non-employees using the fair value method whereby all awards will be recorded at fair value on the date of grant.  The Company estimates the fair value of each stock option at the date of grant using the Black-Scholes option pricing model.

Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased.

Basic and Diluted Income (Loss) Per Share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the periods. The treasury stock method is used for the calculation of diluted loss per share.  Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.  If the Company incurs a net loss, basic and diluted net loss per share are the same since the exercise of warrants, or options would be anti-dilutive.  During the interim periods presented, the Company recorded net income, however, there were no warrants or options outstanding and therefore basic and diluted income per share were the same.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited – Prepared by Management)

Note 3            Significant Accounting Policies – (cont’d)

Income Taxes

Income taxes are accounted for under the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of changes in tax rates is recognized in income in the period that substantive enactment occurs.  A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant (“CICA”) Handbook Section 3840 – Related Party Transactions.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited – Prepared by Management)

Note 4            Mineral Property

Lennie Property, Ontario, Canada

Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake Mining District of Ontario, subject to a 2% net smelter return royalty.

On April 14, 2009, the Company entered into an option and purchase agreement with Premier Gold Mines Limited (“Premier”) to option its 100% interest in the Lennie Property.  Under the terms of the agreement, the Company could receive $400,000 and 160,000 common shares of Premier over a period of three years, including $100,000 (received) and 40,000 common shares (received) on signing of the agreement.  A 3% net smelter return royalty was payable to the Company, which included an underlying 2% royalty.  One-third (1% NSR) could be purchased by Premier at any time for the sum of $1,000,000.  Premier was required to incur a minimum of $750,000 (incurred) of exploration expenditures over the three year option term, including $250,000 in the first year.

The 40,000 Premier shares were valued at $78,400 which represented $1.96 per share being the closing price of Premier’s common shares on April 14, 2009.  The option proceeds in excess of the book value of the Lennie property totalled $154,802 and were shown as gain on option of mineral property in the statement of operations during the nine months ended September 30, 2009.

The Company sold the 40,000 common shares of Premier for proceeds of $100,823 and recorded a gain on sale of marketable securities of $22,423 in the three months ended September 30, 2009.

On April 1, 2010, Premier terminated the option and purchase agreement.  In consideration for the termination, Premier agreed to issue the Company 20,000 common shares (received), pay for any environmental clean-up, remediation costs or liability arising from Premier’s activities on the property and deliver to the Company all technical information, surveys, data, reports and other documents related to the property that were prepared by Premier during the term of the agreement (received).

The 20,000 Premier shares were valued at $88,200 which represented $4.41 per share being the closing price of Premier’s common shares on April 1, 2010.  The option termination proceeds in excess of 2010 costs on the Lennie property totalled $87,648 and were shown as gain on option of mineral property in the statement of operations during the nine months ended September 30, 2010.

The Company sold the 20,000 common shares of Premier for proceeds of $93,465 and recorded a gain on sale of marketable securities of $5,265 in the three months ended September 30, 2010.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited – Prepared by Management)

Note 5             Advances and Loans Payable

Advances and loans payable are unsecured, non-interest bearing and have no specific terms of repayment.  They are denominated in US dollars and are from unrelated third parties.  The advances and loans payable are translated into Canadian dollars at the US dollar exchange rate in effect at the balance sheet date.

On July 19, 2010, the Company entered into a debt cancellation agreement with a creditor to effect the cancellation of the loan payable.  The Company recorded a gain of $66,485 (US$62,834) on cancellation of the loan payable.

During the three months ended September 30, 2010, the Company issued 2,200,000 common shares at US$0.05 per share as repayment of advances payable of $115,291 (US$110,000).

During the three months ended March 31, 2009, an advance of $30,050 (US$25,000) was received.

At September 30, 2010, advances payable were $77,205 (US$75,000).  At December 31, 2009, advances and loans payable were $194,139 and $65,938 (US $185,000 and US$62,834, respectively).

Note 6            Share Capital

Authorized:

Unlimited number of common shares without par value

Unlimited number of non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

Share Consolidation:

On November 21, 2008, the Company effected a share consolidation of its issued and outstanding common shares on the basis of one share for every thirty shares held.  The consolidation has been applied retroactively to the number of issued common shares in the consolidated statement of shareholders’ deficiency as well as to the numbers of share purchase options and warrants outstanding.

Issued:

On August 23, 2010, the Company issued 9,000,000 common shares at US$0.05 per share for proceeds of $465,047 (US$450,000) of which $115,291 (US$110,000) was included in advances payable at December 31, 2009.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited – Prepared by Management)

Note 6             Share Capital – (cont’d)

Share Purchase Warrants:

A summary of share purchase warrant activity during the year ended December 31, 2009 and the nine months ended September 30, 2010 is presented below:
		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding, December 31, 2008	60,472	$3.52
Expired	(60,472)	$3.52

Outstanding, December 31, 2009 and September 30, 2010	-	-

Stock-based Compensation Plan:

The Company has a stock option plan to grant stock options to directors, officers, employees and consultants of up to 10% of the issued and outstanding common shares of the Company on the date of grant.  The exercise price of options granted may not be less than the market price of the Company’s stock on the date of grant.  Options are granted for a maximum term of five years and vest as specified by the Plan Administrator at the date of grant.

There were no stock options granted during the nine months ended September 30, 2010 or the year ended December 31, 2009.

Note 7             Related Party Transactions

The Company incurred the following charges by directors of the Company and by a company with a director in common with the Company during the nine months ended September 30, 2010 and 2009:

	2010	2009

Consulting fees	$1,000	$1,000
Management fees	27,000	24,000

	$28,000	$25,000

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited – Prepared by Management)

Note 8             Financial Instruments and Risk

Financial Instruments

As at September 30, 2010 and December 31, 2009, the Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, advances payable and loans payable.

Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity investments, available-for-sale, loans and receivables and other financial liabilities. The Company classifies its cash and cash equivalents and marketable securities as held-for-trading and its accounts payable and accrued liabilities and advances and loans payable as other financial liabilities.

Fair Value

The estimated fair values of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities and advances and loans payable approximate their respective carrying values due to the short period to maturity. For fair value estimates relating to derivatives, the Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in CICA Handbook section 3862 – Financial Instruments –Disclosures:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs which are supported by little or no market activity.

The fair value of cash and cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets.

The fair value of advances payable and loans payable are equivalent to their carrying value since they are non-interest bearing.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited – Prepared by Management)

Note 8             Financial Instruments and Risk – (cont’d)

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company’s functional currency is the Canadian dollar. The Company has liabilities denoted in US dollars.  A change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a significant effect on the Company’s results of operations, financial position and cash flows.  Accordingly, the Company is exposed to foreign currency risk.  The Company has not undertaken hedging activities to mitigate this risk.

Interest Rate Risk

The Company manages its interest rate risk by obtaining the best commercial deposit interest rates available in the market by the major Canadian financial institutions.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  All marketable securities are subject to price and market volatility.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited – Prepared by Management)

Note 9            Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  The following transactions were excluded from the statements of cash flows:

During the nine months ended September 30, 2010:

-	The Company received 20,000 common shares of Premier valued at $88,200 as consideration for the termination of the April 14, 2009 option and purchase agreement on the Lennie property.

-	The Company issued 2,200,000 common shares at US$0.05 per share as repayment of advances payable of US$110,000 ($115,291) received in the years ended December 31, 2008 and 2009.

During the nine months ended September 30, 2009:

-	The Company received 40,000 common shares of Premier valued at $78,400 as partial consideration for the signing of the April 14, 2009 option and purchase agreement on the Lennie property.

Note 10          Subsequent Events

Share Exchange Agreements

On October 29, 2010, the Company entered into a share exchange agreement (the “TrichoScience Agreement”), with TrichoScience Innovations Inc. (“TrichoScience”) and certain accepting shareholders of TrichoScience (the “Accepting Shareholders”) which represent a minimum of 55% of the issued and outstanding shares of TrichoScience.  The Company concurrently entered into a share exchange agreement (the “583885 Agreement”), with 583885 B.C. Ltd. (“583885”) and the shareholders of 583885 (the “583885 Shareholders”).

TrichoScience Innovations Inc. is a life sciences company that has developed RepliCel™, a natural hair cell replication technology that has the potential to become the world’s first non-surgical, permanent solution for androgenetic alopecia and general hair loss in both men and women. Patents for the TrichoScience technology have now been issued by the European Union and Australia and are pending in other major international jurisdictions.

The RepliCel™ procedure has been developed over the past nine years by the company’s recognized research scientists and medical experts – specialists in the fields of hair growth, hair biology and dermatology.

RepliCel™ is based on autologous cell implantation technology that replicates a patient’s hair cells from their own healthy hair follicles and, when reintroduced into areas of hair loss, initiates natural hair regeneration.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited – Prepared by Management)

Note 10           Subsequent Events – (cont’d)

TrichoScience Agreement

Pursuant to the terms of the TrichoScience Agreement, the Company has agreed to acquire up to 100% of the issued and outstanding common shares of TrichoScience (the “TrichoScience Shares”) in exchange for the issuance of: (i) 22,000,000 common shares of the Company; (ii) 11,000,000 Class B preferred shares of the Company (the “Class B Shares”); and (iii) 11,000,000 Class C preferred shares of the Company (the “Class C Shares”), assuming acquisition by the Company of all of the issued and outstanding TrichoScience Shares (the “TrichoScience Share Exchange”).  Each of the Class B Shares and the Class C Shares will carry one vote per share at any meeting of the shareholders of the Company.  The Class B Shares will be extinguished upon, among other things, the Company acquiring at least 90% of the issued and outstanding TrichoScience Shares. The Class C Shares will be convertible into common shares of the Company on the basis of one common share for each two Class C shares upon the clearance for commercial sale of TrichoScience’s hair cell replication technology in the United States.

The Accepting Shareholders have agreed to enter into a pooling agreement with the Company whereby any shares of the Company they receive in connection with the TrichoScience Share Exchange will be deposited with a trustee and be subject to a timed release schedule under which 15% of such shares will be released on the first day of each of the Company’s fiscal quarters after the first anniversary of the closing of the TrichoScience Agreement (the “Closing”).

Closing of the TrichoScience Agreement will be subject to certain conditions, including, but not limited to the completion by the Company of a minimum $1,000,000 equity financing in TrichoScience.  The Company has committed to complete an additional $2,000,000 equity financing over the next year following the Closing.  The parties intend to use best efforts to achieve the Closing on or before November 30, 2010.

583885 Agreement

Under the terms of the 583885 Agreement, the Company has agreed to acquire all of the issued and outstanding common shares of 583885 in exchange for the issuance of 4,400,000 common shares of the Company to the 583885 Shareholders.  Unless otherwise agreed to by the parties, the transactions contemplated in the 583885 Agreement shall be completed on or before the Closing.  At the closing of the 583885 Agreement, certain of the 583885 Shareholders, who will hold an aggregate of 3,400,000 shares of the Company at the Closing, will enter into an escrow agreement whereby their shares of the Company will be deposited into escrow and released upon the occurrence of certain milestones as set out in the escrow agreement.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2010
(Unaudited – Prepared by Management)

Note 10          Subsequent Events – (cont’d)

Private Placement

The Company plans to complete a private placement of up to 1,240,000 common shares at US$0.50 per share for proceeds of up to US$620,000 in order to complete the $1,000,000 equity financing in TrichoScience as contemplated in the share exchange agreement.

NEWCASTLE RESOURCES LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

September 30, 2010

The following management discussion and analysis (“MD&A”) of the financial position, results of operations and cash flows of Newcastle Resources Ltd. (the “Company”) for the nine months ended September 30, 2010 includes information up to and including November 24, 2010 and should be read in conjunction with the unaudited interim financial statements for the nine months ended September 30, 2010 and the audited annual financial statements for the years ended December 31, 2009, 2008 and 2007.  Our financial statements were prepared in accordance with generally accepted accounting principles in Canada.  All amounts included in financial statements and MD&A are expressed in Canadian dollars unless otherwise indicated.  Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

Disclosure Controls and Procedures & Internal Controls over Financial Reporting

Management is responsible for the preparation and integrity of the financial statements, including maintenance of appropriate information systems, procedures and internal controls to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The audit committee meets with management to review the financial statements and the MD&A, and to discuss other financial, operating and internal control matters.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute “forward-looking statements”.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the various risks and uncertainties set forth in this MD&A.

The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Nature and History of Business

The Company was incorporated under the laws of the Province of Ontario and is extra-provincially registered in the Province of British Columbia.  We are a reporting issuer under the securities laws of both the Province of Ontario and the Province of British Columbia.  We are a foreign private issuer in the United States.  Our common shares trade in the United States under the trading symbol “NCSLF”.  On November 21, 2008, the Company changed its name from Pan American Gold Corporation to Newcastle Resources Ltd. and effected a share consolidation of its issued and outstanding common shares on the basis of one share for every thirty shares held.

On April 18, 2008, the Company’s inactive US subsidiary, Pan American Gold Corporation (Nevada) was dissolved.  On October 7, 2008, the Company’s wholly-owned Mexican subsidiary, Compania Minera P.A.M. de C.V. was declared inactive by the Mexican registrar of companies.  On December 2, 2008, the Company disposed of the shares of its Mexican subsidiary.

The Company is in the business of acquiring, exploring and evaluating mineral properties.  The development of mineral properties is dependent on the receipt of a positive feasibility study.

OVERALL PERFORMANCE

Management

On February 15, 2008, Brent Petterson was appointed to the board of directors.  Mr. Petterson is a Certified General Accountant with extensive experience in financial reporting matters associated with public companies.  He is also on the board of directors of Garibaldi Resources Corp. and is the Chief Financial Officer of Sniper Resources Ltd.

On March 13, 2008, John Toljanich was appointed to the board of directors.  Mr. Toljanich is a businessman who has acted as a director of several public resource and energy companies over the past fifteen years.

On May 9, 2008, Roy Brown was appointed to the board of directors.  Mr. Brown was recently working as a consultant to Zena Mining Corp., a public company involved in barite mining in British Columbia, Canada.  Mr. Brown is also the President of Roymor Market Services Inc., a private company in the business of assisting public companies in identifying sources of capital.

On May 9, 2008, John Toljanich was appointed as President and Chief Executive Officer of the Company and Brent Petterson was appointed as Chief Financial Officer of the Company.

All outstanding stock options to prior management were cancelled.  No new options have been granted.

Restructuring Plan

The Company is continuing with its restructuring plan which included the name change to Newcastle Resources Ltd., the one-for-thirty share consolidation and the private placement of up to 10,000,000 post consolidation shares at US$0.05 per share, all of which were approved by the Company’s shareholders at its annual and special meeting on September 9, 2008.

On August 23, 2010, the Company issued 9,000,000 common shares at US$0.05 per share for proceeds of US$450,000 of which US$110,000 was included in advances payable at December 31, 2009.

The Company continues to review opportunities in the resource sector with a view to acquiring a new project or projects capable of attracting additional financing and increasing shareholder value.  The Company is also seeking opportunities outside the resource sector.

The Lennie Property

The Company has a 100% interest in the Lennie property, a gold exploration project located in the Red Lake Mining District of Ontario, Canada, subject to a 2% net smelter return royalty.  In addition to the surface rights, the Company owns ten claims for the mineral rights on the Lennie property.

The Lennie Property is strategically located northeast of the Red Lake Gold Mines complex along the same geological contact that hosts the major gold mines in Red Lake.  It covers the important unconformity between the ore-hosting Balmer volcanic rocks and the overlying sedimentary rocks.  Folded ultramafic rocks and conjugate fault structures will be the focus of an exploration program that will begin immediately on the property, including diamond drilling.  A small, shallow drill program completed in 1996 intersected faults containing mineralized quartz-carbonate veins in Balmer rocks.

On April 14, 2009, the Company entered into an option and purchase agreement with Premier Gold Mines Limited (“Premier”) to option its 100% interest in the Lennie Property.  For the option, the Company would receive $400,000 and 160,000 common shares of the Premier over a period of three years, including $100,000 (received) and 40,000 shares (received) on signing of the option and purchase agreement.

A 3% net smelter return royalty was payable to the Company, which includes the underlying 2% royalty.  One-third (1% NSR) could be purchased by Premier at any time for the sum of $1,000,000.  In addition, the Premier committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.  Premier incurred approximately $1,400,000 in exploration related expenditures on the Lennie property in 2009.

On April 1, 2010, Premier terminated the option and purchase agreement on the Lennie property.  In consideration for the termination Premier agreed to issue the Company 20,000 common shares (received), pay for any environmental clean-up, remediation costs or liability arising from Premier’s activities on the property and deliver all technical information, surveys, data, reports and other documents related to the property that were prepared by Premier during the term of the agreement (received).

Share Exchange Agreements

On October 29, 2010, the Company entered into a share exchange agreement (the “TrichoScience Agreement”), with TrichoScience Innovations Inc. (“TrichoScience”) and certain accepting shareholders of TrichoScience (the “Accepting Shareholders”) which represent a minimum of 55% of the issued and outstanding shares of TrichoScience.  The Company concurrently entered into a share exchange agreement (the “583885 Agreement”), with 583885 B.C. Ltd. (“583885”) and the shareholders of 583885 (the “583885 Shareholders”).

TrichoScience Innovations Inc. is a life sciences company that has developed RepliCel™, a natural hair cell replication technology that has the potential to become the world’s first non-surgical, permanent solution for androgenetic alopecia and general hair loss in both men and women. Patents for the TrichoScience technology have now been issued by the European Union and Australia and are pending in other major international jurisdictions.

The RepliCel™ procedure has been developed over the past nine years by the company’s recognized research scientists and medical experts – specialists in the fields of hair growth, hair biology and dermatology.

RepliCel™ is based on autologous cell implantation technology that replicates a patient’s hair cells from their own healthy hair follicles and, when reintroduced into areas of hair loss, initiates natural hair regeneration.

TrichoScience Agreement

Pursuant to the terms of the TrichoScience Agreement, the Company has agreed to acquire up to 100% of the issued and outstanding common shares of TrichoScience (the “TrichoScience Shares”) in exchange for the issuance of: (i) 22,000,000 common shares of the Company; (ii) 11,000,000 Class B preferred shares of the Company (the “Class B Shares”); and (iii) 11,000,000 Class C preferred shares of the Company (the “Class C Shares”), assuming acquisition by the Company of all of the issued and outstanding TrichoScience Shares (the “TrichoScience Share Exchange”).  Each of the Class B Shares and the Class C Shares will carry one vote per share at any meeting of the shareholders of the Company.  The Class B Shares will be extinguished upon, among other things, the Company acquiring at least 90% of the issued and outstanding TrichoScience Shares. The Class C Shares will be convertible into common shares of the Company on the basis of one common share for each two Class C shares upon the clearance for commercial sale of TrichoScience’s hair cell replication technology in the United States.

The Accepting Shareholders have agreed to enter into a pooling agreement with the Company whereby any shares of the Company they receive in connection with the TrichoScience Share Exchange will be deposited with a trustee and be subject to a timed release schedule under which 15% of such shares will be released on the first day of each of the Company’s fiscal quarters after the first anniversary of the closing of the TrichoScience Agreement (the “Closing”).

Closing of the TrichoScience Agreement will be subject to certain conditions, including, but not limited to the completion by the Company of a minimum $1,000,000 equity financing in TrichoScience.  The Company has committed to complete an additional $2,000,000 equity financing over the next year following the Closing.  The parties intend to use best efforts to achieve the Closing on or before November 30, 2010.

583885 Agreement

Under the terms of the 583885 Agreement, the Company has agreed to acquire all of the issued and outstanding common shares of 583885 in exchange for the issuance of 4,400,000 common shares of the Company to the 583885 Shareholders.  Unless otherwise agreed to by the parties, the transactions contemplated in the 583885 Agreement shall be completed on or before the Closing.  At the closing of the 583885 Agreement, certain of the 583885 Shareholders, who will hold an aggregate of 3,400,000 shares of the Company at the Closing, will enter into an escrow agreement whereby their shares of the Company will be deposited into escrow and released upon the occurrence of certain milestones as set out in the escrow agreement.

Proposed Private Placement

The Company plans to complete a private placement of up to 1,240,000 common shares at US$0.50 per share for proceeds of up to US$620,000 in order to complete the $1,000,000 equity financing in TrichoScience as contemplated in the share exchange agreement.

SELECTED ANNUAL INFORMATION
	2009	2008	2007
Revenues	$Nil	$Nil	$Nil
Income (loss) for the year	$79,656	$(170,270)	$(602,917)
Per share	$ 0.06	$ (0.14)	$ (0.50)
Total Assets	$91,144	$57,072	$35,985
Long Term Liabilities	$Nil	$Nil	$Nil
Dividends	$Nil	$Nil	$Nil

RESULTS OF OPERATIONS

The Company recorded net income of $51,562 for the nine months ended September 30, 2010 compared to $109,652 for the nine months ended September 30, 2009.

General and administrative expenses for the nine months ended September 30, 2010 were $108,932 compared to $100,916 for the nine months ended September 30, 2009.  Legal fees increased in comparison to the prior period as a result significant time spent on the TrichoScience and 583885 share exchange agreements which were executed subsequent to September 30, 2009.

Other items for the nine months ended September 30, 2010 included a gain on the termination of the option and purchase agreement with Premier on the Lennie property of $87,648 which represents the proceeds (20,000 common shares of Premier valued at $88,200) in excess of the 2010 costs on the Lennie property.

During the three months ended September 30, 2010, the Company sold the 20,000 common shares of Premier for proceeds of $93,465 and recorded a gain on sale of marketable securities of $5,265.  In addition, the Company entered into a debt cancellation agreement with a creditor to effect the cancellation of the US$62,834 loan payable.  The Company recorded a gain of $66,485 on cancellation of the loan payable.

Other items for the nine months ended September 30, 2009 included a gain on the option of the Lennie property to Premier of $154,802 which represents the proceeds ($100,000 and 40,000 common shares of Premier valued at $78,400) in excess of the book value of the Lennie property.

During the three months ended September 30, 2009, the Company sold the 40,000 common shares of Premier for proceeds of $100,823 and recorded a gain on sale of marketable securities of $22,423.

Finally, the Company recorded an exchange gain on loans and advances payable of $33,343 for the nine months ended September 30, 2009.

Cash used in operations during the nine months ended September 30, 2010 was $104,746 compared to $149,167 during the nine months ended September 30, 2009.  The decrease was due to the payment of accounts payable outstanding at December 31, 2008 during the nine months ended September 30, 2009.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of our financial results for the eight most recently completed quarters:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,
	2010	2010	2010	2009	2009	2009	2009	2008
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Net loss	$(4,864)	$(55,201)	$8,503	$29,996	$2,951	$(163,105)	$50,502	$69,139
Per share	$0.00	$0.04	$(0.00)	$(0.02)	$(0.00)	$0.13	$(0.04)	$(0.06)
Per share, fully diluted	$0.00	$0.04	$(0.00)	$(0.02)	$(0.00)	$0.13	$(0.04)	$(0.06)

LIQUIDITY AND CAPITAL RESOURCES

Our financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The continued volatility in the financial equity markets and may make it difficult to raise funds by private placements of shares.  There is no assurance that the Company will be successful with any financing ventures.  The Company has financed its operations to date through the issuance of equity and through loans or advances payable.

At September 30, 2010, the Company had working capital of $325,782.  Additional working capital will be required for general and administrative purposes and to investigate and finance new business opportunities.  The Company will require the continued support of its creditors.  Additional loans or advances or equity financings will be required.

Proposed Private Placement

The Company plans to complete a private placement of up to 1,240,000 common shares at US$0.50 per share for proceeds of up to US$620,000 in order to complete the $1,000,000 equity financing in TrichoScience as contemplated in the share exchange agreement.

On August 23, 2010, the Company issued 9,000,000 common shares at US$0.05 per share for proceeds of $465,047 (US$450,000) of which $115,291 (US$110,000) was included in advances payable at December 31, 2009.

On July 19, 2010, the Company entered into a debt cancellation agreement with a creditor to effect the cancellation of the US$62,834 loan payable.  The Company recorded a gain of $66,485 on cancellation of the loan payable in the quarter ended September 30, 2010.

April 1, 2010, the Company received 20,000 common shares of Premier as consideration for termination of the option and purchase agreement on the Lennie property.  On August 9, 2010, 2010, the Company sold the 20,000 common shares for proceeds of $93,465.

On April 14, 2009, the Company received $100,000 and 40,000 common shares of Premier pursuant to an option and purchase agreement on the Lennie property.  The Company sold the 40,000 common shares for proceeds of $100,823.

On January 28, 2009, the Company received advances for working capital of US$25,000 which are included in current liabilities as advances payable.  These advances are unsecured, non-interest bearing and have no specific terms of repayment.

OFF BALANCE SHEET ARRANGEMENTS

None.

RELATED PARTY TRANSACTIONS

The Company incurred the following charges by directors of the Company and by a company with a director in common with the Company during the nine months ended September 30, 2010 and 2009:
	2010	2009

Consulting fees	$1,000	$1,000
Management fees	27,000	24,000

	$28,000	$25,000

Management fees were increased to $3,000 per month from $2,000 per month beginning in April 2009.  Management fees are paid to MBP Management Ltd (Brent Petterson).

PROPOSED TRANSACTIONS

None.

CRITICAL ACCOUNTING ESTIMATES

None.

CHANGES IN ACCOUNTING POLICIES

There were no changes to the Company’s significant accounting policies during the nine months ended September 30, 2010.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

Therefore, the Company will be required to adopt IFRS for its fiscal year commencing January 1, 2011 and the transition will require the restatement for comparative purposes into IFRS of the amounts and disclosures reported by the Company for its prior fiscal year ended December 31, 2010.  Effectively this means that IFRS will need to be implemented January 1, 2010 with an opening balance sheet.

The Company has commenced an IFRS implementation plan to prepare for this transition and is currently in the process of analyzing the key areas where changes to current accounting policies may be required.

While an analysis will be required for all current accounting policies, the initial key areas of assessment currently applicable to the Company will include:

-	Exploration and development expenditures;

-	Accounting for income taxes;

-	Stock-based compensation; and

-	First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including the implication of changes to accounting policies and processes, financial statement note disclosures, information technology, internal controls, contractual arrangements and employee training.

The following table summarizes the expected timing of activities related to our transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	Complete
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	Complete
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	Complete
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	By December 31, 2010
Resolution of the accounting policy change implications on information technology, internal controls and contractual agreements.	By December 31, 2010
Management and employee education and training.	Throughout the transition process
Quantification of the Financial Statements impact of changes in accounting policies	By December 31, 2010

INANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant (“CICA”) Handbook Section 3840, “Related Party Transactions”.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

At September 30, 2010, the Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, advances payable and loans payable.  The Company classifies its cash and cash equivalents and marketable securities as held-for-trading and its accounts payable and accrued liabilities, advances payable and loans payable as other financial liabilities.

Fair Values

The fair values of cash and cash equivalents, and accounts payable and accrued liabilities approximate their respective carrying values due to the short period to maturity.

The fair value of marketable securities is equivalent to the carrying value which is based on the quoted market price of the marketable securities at the period end.

The fair values of advances payable and loans payable are equivalent to their carrying value since they are non-interest bearing.

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company’s functional currency is the Canadian dollar.  The Company has liabilities denominated in US dollars.  A change in the exchange rate between the Canadian dollar relative to the US dollar could have a significant effect on the Company’s results of operations, financial position and cash flows.  The Company has not hedged its exposure to currency fluctuations in the US dollar, however, the Company’s common shares are issued in US dollars.  At September 30, 2010, the Company had advances payable of $77,205 (US$75,000) exposed to foreign exchange risk.

Interest Rate Risk

The Company manages its interest rate risk by obtaining the best commercial deposit interest rates available in the market by the major Canadian financial institutions.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  All marketable securities are subject to price and market volatility.

OUTSTANDING SHARE DATA

Issued and Outstanding

At September 30, 2010 and November 24, 2010, there were 10,258,795 common shares issued and outstanding.

Stock-based Compensation Plan

At September 30, 2010 and November 24, 2010, there were no stock options outstanding.

Share Purchase Warrants

At September 30, 2010 and November 24, 2010, there were no share purchase warrants outstanding.

RISKS AND UNCERTAINTIES

In addition to the other risks and uncertainties set out earlier in this MD&A, the Company is also exposed to the following risks and uncertainties:

General Risk Associated with the Mining Industry

The Company is engaged in the exploration and evaluation of mineral properties.  We do not have defined mineral resources or reserves on any of our mineral properties.  Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and stable funding of exploration programs.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including size, grade, and proximity to infrastructure, as well as metal prices. Some other factors that affect the financial viability of a given mineral deposit include government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations.  Management attempts to mitigate its exploration risk through exploration in stable jurisdictions and through joint ventures with other companies.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the Company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until a replacement is found.  Recruiting personnel is time consuming and expensive and competition can be intense.  The Company may be unable to retain key employees or attract and train other necessary qualified employees which may restrict growth potential.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, John Toljanich, Chief Executive Officer of Newcastle Resources Ltd. certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Newcastle Resources Ltd. (the “issuer”) for the interim period ended September 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 24, 2010

“John Toljanich”

John Toljanich,
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Brent Petterson, Chief Financial Officer of Newcastle Resources Ltd. certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Newcastle Resources Ltd. (the “issuer”) for the interim period ended September 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 24, 2010

“Brent Petterson”

Brent Petterson,
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newcastle Resources Ltd.

/s/ Brent Petterson
Brent Petterson,
Chief Financial Officer and Director
Date: November 26, 2010